Exhibit 3

RESULTS 1Q17 April 27 , 2017

|| Forward looking information    This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should, “ “could, “ “anticipate, “ “estimate, “ “expect, “ “plan, “ “believe,“ “predict,“ “potential“ and “intend“ or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement    CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products.    UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS.    Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

|| Financial Results Summary Net Sales Operating EBITDA Margin EBITDA (US$M) (US$M) (%) Despite a 4% increase in net sales, EBITDA declined 10%, as a consequence our EBITDA margin contracted by 4.5pp    Our results were negatively affected by:    Lower prices in Colombia Major maintenance in Costa Rica We continue to focus in the variables we control    Intensify cost containment efforts Increase usage of alternative fuels Improve labor productivity Reduce costs along the supply chain Optimize our asset base 3

|| Consolidated Volumes and Prices    1Q17 vs. 1Q17 vs.    1Q16 4Q16 Volume 4% 5% Domestic    gray Price (USD) -4% 2% cement    Price (LtL1 ) -8% -5% Volume 3% 4% Ready-mix    concrete Price (USD) 7% 4% Price (LtL1 ) 1% -4% Volume 2% 3% Aggregates Price (USD) 8% 4% Price (LtL1 ) 1% -3% (1) Like-to-like prices adjusted for foreign-exchange fluctuations    Our volumes increased in our three main products in 1Q17,    versus those of 1Q16, reflecting positive results from our operations in Central America, and more working days    Higher prices in 1Q17 in ready-mix and aggregates, on a like-to-like1 basis, compared to those of 1Q16    Our cement prices declined by 8% in 1Q17,    on a like-to-like1 basis, against those of 1Q16, mainly as a result of tougher market dynamics in Colombia    4

|| EBITDA Variation                 -10%                6 -20                103                5 -3 -3 3 93 EBITDA Vol Price O. Costs Dist SG&A Fx EBITDA 1Q16                1Q17 32.7%                28.2%    —4.5pp                EBITDA                 EBITDA Margin                Margin 1Q16                1Q17 5

REGIONAL HIGHLIGHTS Results 1Q17

Results Highlights Colombia

|| Colombia – Results Highlights    1Q17 1Q16 % var Net Sales 155 157 -1% Financial                Summary Op. EBITDA 38 55 -31% US$ Million                as % net sales 24.3% 34.9% (10.6pp)    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement -2%     -3% Volume Ready-mix -4%     -2% Aggregates -6%     -5%    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement -18%     -4% Price                (Local Currency) Ready-mix 1%    0% Aggregates 5%    5% Historic low consumer confidence level in February1 Recent indicators of economic activity suggest challenging conditions for household consumption    Our results were affected by lower cement prices during the quarter, versus those of 1Q16, as competitive dynamics deteriorated    Cost containment efforts resulted in lower fixed and variable costs; mostly explained by record efficiency levels in Ibague cement plant, optimization initiatives in ready-mix and aggregates operations, and the mothballing of Bucaramanga grinding plant    8 (1) Since the inception of this indicator

|| Colombia – Residential Sector    Government housing programs should play a pivotal role in the economic growth of the country in 2017    Demand driven by housing subsidies should offset volume decline from high income and informal housing    The investment budget of the Housing Ministry is 18% higher than that of 2017 Funding has been approved to execute over 100k subsidies in 2017 Cement demand from residential sector in 2017 is expected to remain flat ,    versus that of 2016 9

|| Colombia – Infrastructure Sector    According to estimates from the Ministry of Finance, infrastructure GDP could grow by 8% in 2017    We expect infrastructure works to be main cement demand driver in 2017, mainly as a consequence of: —Initial works of 4G program, specially    in 2H17 —Higher project execution by local and    regional administrations    Potential investments for US$ 1.5 B for construction works in schools and tertiary roads    We expect a 3% increase in cement demand for infrastructure sector during 2017    10

Results Highlights Panama

|| Panama – Results Highlights    1Q17 1Q16 % var Net Sales 70 63 11% Financial    Summary Op. EBITDA 31 25 25% US$ Million                as % net sales 44.3% 39.4% 4.9pp    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 9% 26% Volume Ready-mix 29% 19% Aggregates 29% 18%    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 0% 0% Price    (Local Currency) Ready-mix 0% 3% Aggregates 1% 1% Cement volumes grew by 9%, while ready-mix and aggregates volumes grew by 29%, in 1Q17 compared to those of 1Q16 In 1Q17 prices for our three main products remained practically flat on a year-over-year basis EBITDA increased by 25% in 1Q17, on a year-over-year basis, while net sales increased by 11% over 1Q16 levels EBITDA margin increased by 4.9 percentage points in 1Q17 compared to that of 1Q16; mainly from higher volumes, and a kiln maintenance in March 2016    12

|| Panama – Sector Highlights    The government intends to reduce the existing housing deficit in the country by about 25% in the next 3 years    Infrastructure1 and residential sectors were the main drivers of cement demand in 1Q17 Potential infrastructure investments of ~US$ 10 B in pipeline for the next 5 years Our sector expectations for 2017 are: —Residential: ~3% —Infrastructure: ~10%1 —Industrial & Commercial: Flat (1) Adjusted by the effect of the Panama Canal expansion

Results Highlights Costa Rica

|| Costa Rica – Results Highlights                1Q17 1Q16 % var Net Sales 37 39 -4% Financial    Summary Op. EBITDA 12 17 -29% US$ Million                as % net sales 32.3% 43.6% (11.3pp)    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 1% 20% Volume Ready-mix -11% 20% Aggregates -6% 17%    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement -4% -1% Price    (Local Currency) Ready-mix -14% -1% Aggregates -29% -23%    In March, daily national cement consumption increased by 9%,    on a year over year basis, after several periods of monthly declines    Our cement volumes increased in 1Q17, versus those of 1Q16, after five consecutive quarters of year over year declines Double digit increase in volumes in our three main products, in 1Q17, compared to those of 4Q16 EBITDA margin declined 11.3pp in 1Q17 vs.1Q16, mostly explained by maintenance works and lower prices    15

|| Costa Rica– Sector Highlights    We have seen better prospects from residential loans and increasing building permits, revealing confidence among homebuilders    We expect cement volumes for infrastructure to grow ~13%    as the government resumes some projects in advance of the presidential elections We expect a 1% increase in cement dispatches for housing projects in 2017, on a year-over-year basis Demand of cement for industrial and commercial sector should increase 1% in 2017 driven by construction of Hotels, supermarkets, big-box retailers, and warehouses    16

Results Highlights Rest of CLH

|| Rest of CLH – Results Highlights    1Q17 1Q16 % var Net Sales 73 62 17% Financial                Summary Op. EBITDA 24 19 23% US$ Million                as % net sales 33.0% 31.3% 1.7pp    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 18%    11% Volume Ready-mix 28%    36% Aggregates 48%    83%    1Q17 vs. 1Q16 1Q17 vs. 4Q16 Cement 1%     -10% Price                (Local Currency) Ready-mix -11%     -26% Aggregates -8%     -45% Cement, ready-mix and aggregates volumes increased by 18%, 28% and 48% in 1Q17, respectively, over those of 1Q16 Net sales and EBITDA grew by 17% and 23% in 1Q17, respectively, on a year-over-year basis    EBITDA Margin expansion of 1.7pp during the first quarter compared to that of 1Q16, driven by strong performance in Nicaragua and Guatemala 18

|| Rest of CLH – Nicaragua highlights    Despite of our positive performance, we remain cautious given some perceived vulnerabilities of the country’s external accounts    All time high cement and ready-mix volumes in the quarter    Record EBITDA in 1Q17    fueled by strong construction activity in residential and infrastructure sectors Demand conditions should remain strong for the rest of the year, mostly from public works 19

|| Rest of CLH – Guatemala highlights    Our recent investment in production and dispatching capacity should help us serve the market in a better and more efficient manner    Double digit growth in EBITDA during the past five quarters,    on a year over year basis Highest ever first quarter EBITDA mostly explained by strong demand conditions, and cost containment efforts    Residential, and industrial and commercial continue to be the main cement demand drivers, whereas demand from public works remains dull

FREE CASH FLOW 1 Q 1 7 R e s u l t s

|| We will continue with disciplined working capital management                Working Capital Balance                (Average Days)                2015 2016 2017 21                In 1Q17, CLH reduced its    15    quarterly average working    12    capital investment in                US$47 million1    2 2                 -1—6—14—11 1Q 2Q 3Q 4Q 1Q                2Q                3Q                 1Q                4Q    (1) Compared to that of the same period in 2016    22

|| Free Cash Flow    US$ Million 1Q17 1Q16 % var Operating. EBITDEBITDA 93 103 (10%)—Net Financial Expense 17 15 - Maintenance Capex 10 4 —Change in Working Cap 23 10 —Taxes Paid 22 13 —Other Cash Items (net) 4 4 Free Cash Flow    Free Cash Flow 17 57 (70%) After Maintenance Capex    —Strategic Capex 16 31 Free Free Cash Cash Flow Flow 1 26 (97%)    Free cash flow after Maintenance Capex declined to US$17 M The reduction in free cash flow is mainly explained by: —Lower EBITDA from our operations —Higher Maintenance Capex from acquisition of ready-mix trucks —Variation in working capital —Higher cash taxes Net debt was reduced during 1Q17 to US$925 M 23

GUIDANCE 1 Q 1 7 R e s u l t s

|| 2017 Guidance    Volume YoY%    Cement Ready—Mix Aggregates Colombia    0% 1% to 3% 1% to 3% Cement Ready—Mix Aggregates Panama    4% to 6% 7% to 9% 7% to 9% Cement Ready—Mix Aggregates Costa Rica    1% to 3% 1% to 3% 0% Consolidated volumes in 2017 expected to grow: + Cement: 1% to 2% + Ready-mix: 5% to 7%    + Aggregates: 4% to 6% Maintenance and Strategic Capex in 2017 are expected to be about US$56 M and US$40 M, respectively Consolidated Cash taxes    are expected to range between US$100 M and US$110 M 25

|| Consolidated debt maturity profile                697 US$ Million                243    21    2017 2018 2023    US $960 Million Total debt as of March 31, 2017 2.2x Net Debt/EBITDA (LTM)1 as of March 31, 2017 (1) Last twelve months to March 2017 26

RESULTS 1Q17 April 27 , 2017